May 2, 2019	355 South Grand Avenue, Suite 100 Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mitchell Austin
Staff Attorney
AD Office 3—Information Technologies and Services

Re: Parsons Corporation Registration Statement on Form S-1/A (Registration No. 333- 230833)

Ladies and Gentlemen:

On behalf of our client, Parsons Corporation (the “Company”), we are hereby filing this letter with the Securities and Exchange Commission (the “Commission”) in response to questions posited to us by the Commission via telephone on May 2, 2019 relating to the Engagement Letter by and between the Company and Newport Trust Company (the “Engagement Letter”), filed as Exhibit 10.25 with the Company’s Form S-1/A Registration Statement (No. 333-230833) on April 29, 2019 in connection with the Company’s proposed initial public offering of common stock (the “IPO”).

As a follow up to our conversation regarding the Engagement Letter, Newport Trust Company (the “ESOP Trustee”), the trustee of the Company’s Employee Stock Ownership Plan (the “ESOP”), has confirmed to the Company that it will not be receiving a fairness opinion in connection with the IPO. In addition, the ESOP will not be receiving any consideration in the IPO and the ESOP Trustee does not have approval rights over the pricing or closing of the IPO. Finally, the Company confirms that Sections 8 and 12 of the Engagement Letter do not apply to any claims under federal securities laws.

* * *

May 2, 2019

Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

cc:	Charles Harrington, Parsons Corporation

George Ball, Parsons Corporation

Michael Kolloway, Parsons Corporation

Cathy Birkeland, Latham & Watkins LLP

Stewart McDowell, Gibson, Dunn & Crutcher LLP

Peter Wardle, Gibson, Dunn & Crutcher LLP